7 DAYS GROUP HOLDINGS LIMITED

Announces Receipt of “Going Private” Proposal at $4.2333 Per Ordinary share and $12.70 per ADS

GUANGZHOU, CHINA – September 26, 2012 – 7 Days Group Holdings Limited (NYSE: SVN; “7 Days Group” or the “Company”), a leading economy hotel chain based in China, announced today that its board of directors has received a proposal letter dated September 26, 2012 from certain existing shareholders of the Company, including Mr. Boquan He, Mr. Nanyan Zheng and their respective affiliates, and joint sponsors, including the Carlyle Group and Sequoia Capital China and their respective affiliates (collectively, the “Consortium Members”), to acquire all of the outstanding shares of the Company not currently owned by the existing shareholders in a going private transaction (the “Transaction”) for US$4.2333 per ordinary share of the Company and US$12.70 per American Depositary share (“ADS”, each ADS representing 3 ordinary shares of the Company), as the case may be, in cash, subject to certain conditions.

According to the proposal letter, the Consortium Members intend to form an acquisition vehicle for the purpose of implementing the Transaction, and the Transaction is intended to be financed with a combination of equity capital funded by the Consortium Members and third-party debt. A copy of the proposal letter is attached hereto as Exhibit A.

The Company expects that its board of directors will form a special committee consisting of independent directors (the “Independent Committee”) to consider this proposal. The Company also expects that the Independent Committee will retain a financial advisor and legal counsel to assist it in its work. The Company cautions its shareholders and others considering trading in its securities that the board just received the non-binding proposal and no decisions have been made with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

ABOUT 7 DAYS GROUP

7 Days Group is a leading and fast growing national economy hotel chain based in China.  It converts and operates limited service economy hotels across major metropolitan areas in China under its award-winning “7 Days Inn” brand. The Company strives to offer consistent and high-quality accommodations and services primarily to the growing population of value-conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to its guests’ needs.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS:

This press release contains forward-looking statements, including statements regarding the quarterly earnings forecast, anticipated performance, general business outlook and projected results of operations. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. 7 Days Group has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. 7 Days Group may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on 7 Days Group’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. All forward-looking statements are subject to various risks and uncertainties, including but not limited to regulatory developments, deteriorating economic conditions and unavailability of real estate financing, which could cause actual results to differ materially from expectations. The factors that could affect 7 Days Group’s future financial results are discussed more fully in 7 Days Group’s filings with the SEC. Unless otherwise specified, all information provided in this press release is as of the date of this press release, and 7 Days Group does not undertake any obligation to update any such information, except as required under applicable law.

Exhibit A

September 26, 2012

The Board of Directors

7 Days Group Holdings Limited

5C-11 Creative Industry Zone, 397 Xin Gang Zhong Road

Guangzhou, Guangdong 510310
People's Republic of China

Dear Members of the Board of Directors,

We, Boquan He, Nanyan Zheng, Prototal Enterprises Limited, Fortune News International Limited, Hawaii Asia Holdings III Limited, an affiliate of the Carlyle Group, and Sequoia Capital China (collectively, the "Consortium Members"), are pleased to submit this preliminary non-binding proposal (the "Proposal") to acquire all of the outstanding ordinary shares of 7 Days Group Holdings Limited (the "Company") and the American Depositary Shares of the Company ("ADSs", each ADS representing 3 ordinary shares of the Company), in both cases, that are not already owned by us in a "going private" transaction on the principal terms and conditions described in this letter (the "Transaction").

We believe that our Proposal of US$4.2333 per ordinary share of the Company and US$12.70 per ADS, as the case may be, in cash provides a very attractive opportunity to the Company's shareholders. Our Proposal represents a premium of 20.2% to the closing price of the Company's ADSs on September 25, 2012 and a premium of 31.8% to the volume-weighted average closing price of the Company's ADSs during the last 30 trading days.

Set forth below are the key terms of our Proposal.

I. Consortium

The Consortium Members have entered into a consortium agreement pursuant to which we will form an acquisition vehicle for the purpose of implementing the Transaction, and have agreed to work with each other exclusively in pursuing the Transaction. Please also note that the Consortium Members who own ordinary shares of the Company and/or ADSs are currently interested only in pursuing the Transaction and are not interested in selling their shares in any other transaction involving the Company.

II. Transaction and Purchase Price

We propose to acquire all of the outstanding ordinary shares of the Company and the ADSs not already owned by us at a purchase price equal to US$4.2333 per ordinary share and US$12.70 per ADS, as the case may be, in cash through a one-step merger of an acquisition vehicle newly formed by the Consortium Members with and into the Company.

III. Sources of Financing

We intend to finance the Transaction with a combination of equity capital funded by the Consortium Members and third-party debt.

IV. Due Diligence

Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. We believe that we and our financing sources will be in a position to complete due diligence in a timely manner and in parallel with discussions on definitive agreements.

V. Definitive Documentation

Consummation of the Transaction would require negotiation and execution of a definitive merger agreement, as well as other customary agreements for a transaction of this nature, each containing terms and conditions appropriate for transactions of this type. We have retained Skadden, Arps, Slate, Meagher & Flom LLP and Kirkland & Ellis as international legal counsels to the Consortium Members and are prepared to provide draft agreements promptly.

VI. Confidentiality

We are sure you will agree that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed the definitive agreements or terminated our discussions.

VII. Process

We believe that the Transaction will provide superior value to the Company's public shareholders. We recognize that the board of directors will evaluate the Proposal independently before it can make a decision to endorse it. We recognize of course that the board of directors of the Company will evaluate the Transaction independently before it can make its determination whether to endorse it. Given our involvement in the Transaction, we would expect that the independent members of the board of directors will proceed to consider our Proposal and the Transaction.

VIII. Miscellaneous

This Proposal is not a binding offer, agreement or agreement to make a binding offer or agreement at any point in the future. This letter is a preliminary indication of interest by the Consortium Members and does not contain all matters upon which agreement must be reached in order to consummate the proposed Transaction, nor does it create any binding rights or obligations in favor of any person. The parties will be bound only upon the execution of mutually agreeable definitive documentation.

IX. Public Disclosure

In light of United States securities law requirements, the Existing Shareholders will be making a filing with the Securities and Exchange Commission on Schedule 13D in which this letter will be publicly disclosed.

* * * * *

In closing, we would like to express our commitment to working together to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this Proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

BOQUAN HE

/s/ BOQUAN HE

PROTOTAL ENTERPRISES LIMITED
By:	/s/ BOQUAN HE
	Name:	BOQUAN HE
	Title:	Director

NANYAN ZHENG /s/ NANYAN ZHENG

FORTUNE NEWS INTERNATIONAL LIMITED
By:	/s/ NANYAN ZHENG
	Name:	NANYAN ZHENG
	Title:	Director

HAWAII ASIA HOLDINGS III LIMITED
By:	/s/ Thomas B. Mayrhofer
	Name:	Thomas B. Mayrhofer
	Title:	Director

SEQUOIA CAPITAL CHINA
By:	/s/ Kok Wai Yee
	Name:	Kok Wai Yee
	Title:	Authorized Signatory